February 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Michael Davis and James Lopez

Re:	CF International Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on July 8, 2021
CIK No. 0001865602

Dear Mr. Davis and Mr. Lopez:

CF International Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated August 3, 2021 (the “Letter”) regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on July 8, 2021. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type.

Amendment No. 1 to Draft Registration Statement filed on July 8, 2021

Capitalization, page 86

1. We note that you are offering 50,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 49,526,499 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 50,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

The Company respectfully advises the Staff that after evaluating the guidance set forth above and based on the specific facts and circumstances applicable to the Company, we have determined to amend our Capitalization table included in our Draft Registration Statement on Form S-1 to treat all of our Class A ordinary shares to be sold in this offering as temporary equity. Please refer to the Company’s Draft Registration Statement on Form S-1.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CF INTERNATIONAL ACQUISITION CORP.

By:	/s/ Jane Novak
Name:	Jane Novak
Title:	Chief Financial Officer

cc:	Stuart Neuhauser, Esq.